UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________________________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

268648102

(CUSIP Number)

_____________________________________________

D. Bruce Sewell

Senior Vice President and General Counsel

Cary I. Klafter

Corporate Secretary

Intel Corporation

2200 Mission College Boulevard

Santa Clara, CA 95054

(408) 765-8080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g)), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 268648102		13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)		INTEL CORPORATION 94-1672743
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	5,014,634
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	5,014,634
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		5,014,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		5.5%*
14	TYPE OF REPORTING PERSON:		CO

*

The calculation of the percentage is based on 91,957,931 shares of Class A Common Stock issued and outstanding on April 30, 2009, as reported in VMware’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2009.

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 amends and supplements that certain Schedule 13D filed on September 4, 2007, as amended to date (the “Schedule 13D”), by Intel Corporation, a Delaware corporation (the “Reporting Person”), relating to the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of VMware, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

This Amendment No. 4 is being filed while the Reporting Person is in the process of verifying information required herein from their perspective directors and executive officers. If the Reporting Person obtains information concerning such individuals which would make a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information under the subheading Sale of Common Stock in the Open Market:

Between December 13, 2009 and May 11, 2009, Intel Capital, the Reporting Person’s wholly-owned subsidiary, sold an aggregate of 828,842 shares of the Common Stock in the open market, for a total price of $20,959,239 at the per share price ranging from $23.00 to $28.09.

In addition, on May 12, 2009, Intel Capital gifted 300,000 shares of Common Stock to the Intel Foundation, a not-for-profit organization.

Item 4 of the Schedule 13D is hereby further amended such that the paragraph in Item 4 beginning with “Other than the plan to sell up to 3,750,000 shares of Common Stock” is amended and restated in its entirety by the following:

Other than the plan to sell up to 3,750,000 shares of the Common Stock disclosed in Amendment No. 1 to the Schedule 13D filed on November 3, 2008, Intel Capital does not have any other plans or proposals relating to the Common Stock. Pursuant to this plan, between November 4, 2008 and May 11, 2009, Intel Capital sold an aggregate of 3,185,366 shares of the Common Stock in the open market. Intel Capital currently holds 5,014,634 shares of the Common Stock.

Item 5. Interest in Securities of the Issuer.

The first paragraph appearing after subsection (e) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

* The Reporting Person does not directly own the Common Stock of the Company. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act, as amended (the “Act”), the Reporting Person is deemed to own beneficially 5,014,634 shares of the Common Stock that are owned directly by Intel Capital, a wholly-owned subsidiary of the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2009

INTEL CORPORATION

By: /s/Cary I. Klafter
Name: Cary I. Klafter
Title: Corporate Secretary

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Cary I. Klafter, and with full power or substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 6th day of December, 2004.

INTEL CORPORATION

By:	/ s / D. Bruce Sewell

D. Bruce Sewell

Vice President,

General Counsel

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are as set forth below.

Directors:

Name	Present Principal Occupation or Employment	Present Business Address	Citizenship
Craig R. Barrett	Chairman of the Board	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A
Paul S. Otellini	President and Chief Executive Officer	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A
Charlene Barshefsky	Senior International Partner, Wilmer Cutler Pickering Hale & Dorr LLP	1875 Pennsylvania Avenue, NW Washington, DC 20006	U.S.A
Susan L. Decker	Private Investor	P.O. Box 69 Belvedere, CA 94920	U.S.A
John Donahoe	President and CEO, eBay	2145 Hamilton Avenue San Jose, CA 95125	U.S.A
Reed E. Hundt	Principal, Charles Ross Partners, LLC	1909 K Street NW, Suite 820 Washington, DC 20006	U.S.A
James D. Plummer	John M. Fluke Professor of Electrical Engineering; Frederick E. Terman Dean of the School of Engineering, Stanford University	Stanford University Terman 214, Mail Code 4027 Stanford, CA 94305	U.S.A
David S. Pottruck	Chairman and Chief Executive Officer, Red Eagle Ventures, Inc.	201 Spear Street Suite 1150 San Francisco, CA 94105	U.S.A
Jane E. Shaw	Retired Chairman and Chief Executive Officer, Aerogen, Inc.	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A / U.K.
John L. Thornton	Professor and Director of Global Leadership Tsinghua University in Beijing	712 Fifth Avenue, 23rd Floor New York, NY 10019	U.S.A
Frank Yeary	Vice Chancellor University of California Berkeley	200 California Hall #1500 Berkeley, CA 94720	U.S.A
David B. Yoffie	Max and Doris Starr Professor of International Business Administration, Harvard Business School	Harvard Business School Morgan Hall 215, Soldiers Field Park Rd. Boston, MA 02163	U.S.A

Non-Director Executives:

Name	Present Principal Occupation or Employment	Present Business Address	Citizenship
Andy D. Bryant	Executive Vice President Finance and Enterprise Services Chief Administrative Officer	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A
Sean M. Maloney	Executive Vice President Chief Sales and Marketing Officer	2200 Mission College Blvd. Santa Clara, CA 95052	U.K.
David Perlmutter	Executive Vice President General Manager, Mobility Group	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A
Arvind Sodhani	Executive Vice President President, Intel Capital	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A
Robert J. Baker	Senior Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A
Patrick P. Gelsinger	Senior Vice President General Manager, Digital Enterprise Group	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A
William M. Holt	Senior Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A
D. Bruce Sewell	Senior Vice President General Counsel	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A
Stacy J. Smith	Vice President Chief Financial Officer	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A
Thomas M. Kilroy	Vice President General Manager, Digital Enterprise Group	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A